DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

[redacted]

04009715

February 27, 2004

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/27/2004

Re: Exxon Mobil Corporation
Incoming letter dated January 15, 2004

Dear Mr. Parsons:

This is in response to your letter dated January 15, 2004 concerning the shareholder proposal submitted to ExxonMobil by Kay J. Bandell. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 10 2004
THOMSON
FINANCIAL

Enclosures

cc: Kay J. Bandell
11065 East Imperial Highway
Apartment 17
Norwalk, CA 90650-2223

34088

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 15, 2004

<u>VIA Network Courier</u>
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: <u>Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8</u>
Omission of Shareholder Proposal Regarding Response to Media Story on Equatorial Guinea

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Ms. Kay Bandell and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

The proposal relates to a segment of the television program "60 Minutes" on November 16, 2003, relating to Equatorial Guinea. The segment included coverage of ExxonMobil's business operations and relationship with the national government in that country.

To the extent the proposal can be read as a reasonable request for information about ExxonMobil's operations in Equatorial Guinea, the proposal has been substantially implemented and may be omitted under Rule 14a-8(i)(10). Residual aspects of the proposal may be omitted as relating to ExxonMobil's ordinary business under Rule 14a-8(i)(7) or as being vague and indefinite under Rule 14a-8(i)(3).[1]

[1] The staff has previously permitted omission of multi-part proposals on multiple grounds. See <u>Exxon Corporation</u> (available February 28, 1992) (proposal may be omitted where key aspect of proposal had been substantially implemented and residual aspects of proposal related to ordinary business operations).

Proposal has been substantially implemented.

ExxonMobil has several exploration and production projects offshore Equatorial Guinea, and Equatorial Guinea is part of a broad company commitment to the West Africa region. The company regularly informs shareholders and the public about its operations and activities in this area. A search of ExxonMobil's website for "Equatorial Guinea" yields approximately 90 results. The available material includes press releases concerning specific project developments; "ExxonMobil in Africa," a report on our presence in the region that discusses not only our business activities but our commitment to good corporate citizenship, including our efforts in areas such as safety and health, local economic development, and local employment; and a special report on ExxonMobil's efforts to help fight malaria in the region. The information we have already made public also includes a specific response to the "60 Minutes" segment that gave rise to Ms. Banedell's proposal, together with copies of ExxonMobil's general statement to "60 Minutes," the written questions posed by "60 Minutes" to the company, and our responses. See representative materials enclosed as Exhibit 2.

We believe this material more than addresses the fundamental concern of the shareholder proposal. See Exxon Mobil Corporation (available January 24, 2001) (information made available by company substantially implemented shareholder proposal requesting report on environmental and human rights impact of Chad-Cameroon pipeline project).

Proposal relates to ordinary business.

The proposal includes a request for a complete listing of personnel employed in Equatorial Guinea, including job category and salary. The material cited above includes discussion of our efforts to promote education and hiring of locals in Equatorial Guinea, but the level of detail requested by the proposal in this regard amounts to inappropriate micro-management of our business. None of ExxonMobil's employees in Equatorial Guinea is an executive officer. Therefore a request of this nature may be omitted under Rule 14a-8(i)(7). See, for example, Lucent Technologies (available November 6, 2001) (general compensation matters relate to ordinary business); Merck & Co., Inc. (available March 7, 2002) (management of workforce relates to ordinary business).

More fundamentally, the motivating concern of the proposal, as the supporting statement makes clear, is a single segment of the television program "60 Minutes". Ms. Bandell takes issue with ExxonMobil's handling of this particular media report, specifically the written responses the company submitted to "60 Minutes" and the fact that an ExxonMobil representative was not interviewed on camera for the segment. The proposal also calls for responses to selected public statements made by company critics.

The manner in which a company handles public relations is a matter of ordinary business and is not the proper subject of a shareholder proposal. See, for example, E. I. du

Pont de Nemours and Company (available February 23, 1993). In that letter, a proponent called for the company to take a more active role in publicly opposing the views of "Greenextremists." The staff concurred that the proposal could be omitted under paragraph (c)(7) (now paragraph (i)(7)) of Rule 14a-8 as "dealing with the ordinary business operations of the registrant (i.e., the Company's advertising and public relations policy)." See also Capital Cities/ABC Inc. (available March 16, 1993) and similar letters permitting the omission, on similar grounds, of proposals calling for greater balance and measures to "increase public confidence" in company news programs.[2]

Proposal is vague and indefinite.

Any residual aspects of the proposal not discussed above are so vague and indefinite that they may be omitted under Rule 14a-8(i)(3) as being in violation of Rule 14a-9. These include the portions of the proposal asking for the company to "engage concerns about sheltering the cynically cavalier plundering of all but a minority of Equatorial Guinea" by its government; "reacting to statements by Human Rights Watch about EMC's passive acquiescence to abuses"; and "discussing in detail plans to address a widely disseminated suggestion that EMC functions in Equatorial Guinea as if [sic] a twenty-first century variation on a nineteenth century robber baron." These portions of the proposal amount to nothing more than name-calling without substantive content. The proposal provides no explanation as to what specific "cynically cavalier" conduct the company is accused of "sheltering"; to what abuses the company is accused of having passively acquiesced; or what specific conduct by the company might be considered "a twenty-first century variation on a nineteenth century robber baron." Without such explanation, the proposal does not provide sufficient information to enable shareholders to understand what they are being asked to consider or to enable the company to know what actions it should take.

For the staff's information, a total of 18 shareholder proposals were submitted to ExxonMobil this year. Depending on the outcome of ongoing dialogue with various proponents, we expect to submit between eight and 10 no-action letter requests. ExxonMobil will only submit letters where we believe good grounds for omission of the proposal in its entirety exist. Accordingly, we have elected not to submit letters this year taking issue with particular false or misleading statements that may be contained in the supporting statements for shareholder proposals. We will instead address those issues to the extent necessary in our proxy statement responses.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

[2] On this basis we believe the entire proposal could be omitted under Rule 14a-8(i)(7). In fact, the staff permits exclusion rather than revision of entire proposals where any portion of the proposal relates to ordinary business. See, for example, Wal-Mart Stores, Inc. (available March 15, 1999); and Associated Estates Realty Corporation (available March 23, 2000).

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,

James Earl Parsons

JEP/dl
Enclosures

c: w/enc Kay Janet Bandell
11065 East Imperial Highway
Apartment 17
Norwalk, CA 90650-2223

EXHIBIT 1

RECEIVED

DEC 1 8 2003

P.T. MULVA

to: Exxon Mobil Corporation
from: K. Bandell
date: 18 December 2003
re: shareholder proposal

In conjunction with a shareholder proposal submitted for consideration at Exxon Mobil Corporation's next annual meeting and together with a statement from Merrill Lynch & Comapny, Incorporated, relating to length of time the shareholder has owned stock in Exxon Mobil Corporation and the value of that stock, what follows will by facsimile on 18 December 2003, be forwarded to Denis K. Lowman at (972)444-1505, in support of inclusion of the proposal and as in a message of 04 December 2003, electronically generated and mailed by Ms. Lowman, is accompanying information which Ms. Lowman indicated is required. Please notee.

My name is Kay Janet Bandell. My address is 11065 East Imperial Highway, Apartment 17, Norwalk, California 90650-2223. Assigned to Kay J. Bandell through an account with Merrill Lynch & Company, Incorporated, are two thousand nine hundred ninety-eight shares of Exxon Mobil Corporation. I received shares in Mobil Corporation from a grandparent who has for more than twenty years been deceased. When Mobil Corporation merged with Exxon Corporation, ownership of stock reflected terms of the merger. I shall retain ownership of shares in Exxon Mobil Corporation through the assigned date of the company's next annual meeting.

In reference to residual questions, I can be reached at (562)864-8957. In reference to information provided by Exxon Mobil Corporation, I thank you.

enclosures

SHAREHOLDER RELATIONS

DEC 1 8 2003

NO. OF SHARES______________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

whereas, Exxon Mobil Corporation (EMC) was on 16 November 2003, the focus of a uniformly critical and unflattering segment of "60 Minutes," a segment which, produced through CBS, was nationally televised and which included a statement to the effect that EMC had refused to be interviewed on the program's terms - that is, by prerecording, and
whereas, failure to participate on camera left EMC open to dealing with unchallenged allegations about its operations in Equatorial Guinea, allegations which included but were not limited to the following:

- operating offshore both to explore and to extract oil reserves under terms of a contract authorizing appropriation by EMC of more than ninety per cent of profits generated
- consciously colluding with a government whose president, Teodoro Obiang Nguema Mbasogo, unabashedly diverts royalties from petroleum operations into the service of conspicuous consumption by himself, by members of his family and by an oligarchical circle of politically compatible supporters
- opulently dining, wining and sequestering from media access President Obiang during a visit to EMC headquarters in Texas
- ignoring blatant human rights abuses and specifically those relating to suppression of free speech by Equatorial Guineans who object to socioeconomic disparities to which EMC has become an accessory and an accomplice - that is, disparities in access to education, to participation and to wealth, and

whereas, submitted in writing to "60 Minutes" on 16 October 2003, EMC's response to specific questions about its operations in Equatorial Guinea, a study in ambiguity and in evasion, was and remains inclusive of almost no corroboratable data about its alleged stewardship of environmental and of human rights, and
whereas, personnel from shareholder services and from investor relations have discouraged submission of a proposal designed to facilitate public exploration about and illumination of its position relating to the types of charges heretofore cited,
therefore, be it resolved that as an addendum to Exxon Mobil Corporation's 2005 annual report, an addendum universally available, information about its operations in Equatorial Guinea will be included and will cover but not be limited to the following:

- replicating questions posed in writing by "60 Minutes" and EMC's responses
- accounting for the national origins and numbers of personnel employed in Equatorial Guinea, for assigned job categories and for salaries
- engaging concerns about sheltering the cynically cavalier plundering of all but a minority of Equatorial Guineans by President Obiang and cohorts
- reacting to statements by Human Rights Watch about EMC's passive acquiescence to abuses which, if allowed to remain unchecked, may help nurture a template of potentially explosive dissent
- discussing in detail plans to address a widely disseminated suggestion that EMC functions in Equatorial Guinea as if a twenty-first century variation on a nineteenth century robber baron.

K. Bandell
18 December 2003

Merrill Lynch

145 S. State College Blvd., Suite 300
Brea, CA 92821

TO: Exxon Mobil Corporation

FROM: Merrill Lynch & Company, Incorporated

RE: Please See Below

Date: December 17, 2003

This is to certify that our client, Kay J. Bandell, has for more than one year maintained common stock of Exxon Mobil Corporation in her account with Merrill Lynch, value that exceeded two thousand dollars.

We are providing the above information as you requested. The information is provided as a service to you and is obtained from data we believe to be accurate. However, Merrill Lynch considers our monthly statements to be the official documentation of all transactions.

Please feel free to contact me with relevant questions at 714-257-4416. Thank you.

Joseph Yu
Vice President
Senior Financial Advisor

Copy: K. Bandell

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

December 19, 2003

VIA UPS - OVERNIGHT DELIVERY

Ms. Kay Janet Bandell
11065 East Imperial Highway
Apartment 17
Norwalk, CA 90650-2223

Dear Ms. Bandell:

This will acknowledge receipt of the proposal concerning a response to the recent "60 Minutes" piece on Equatorial Guinea, which you have submitted in connection with ExxonMobil's 2004 annual meeting of shareholders.

Rule 14a-8(b)(1) (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Your proposal was received in our office on December 18, 2003. The letter you enclosed from Merrill Lynch is dated December 17 and therefore fails to demonstrate ownership at the time of submission as required by Rule 14a-8(b)(2)(i). Also, the verification of ownership must be submitted by the record holder of the securities. We are not able to verify from our transfer agent's records that Merrill Lynch is a record holder of securities for your benefit. Therefore, your response should include evidence documenting that Merrill Lynch is in fact the record holder of your securities or appropriate documentation from the actual holder of record. **Your response adequately correcting these problems must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.**

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We are interested in continuing our discussion on this proposal with you and will contact you in the near future.

Sincerely,

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



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Status:	Delivered
Delivered on:	Dec 24, 2003 1:28 P.M.
Signed by:	BANDELL
Location:	RESIDENTIAL
Delivered to:	NORWALK, CA, US
Shipped or Billed on:	Dec 19, 2003
Tracking Number:	1Z 751 05X 01 4380 414 7
Service Type:	NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 24, 2003	1:28 P.M.	CERRITOS, CA, US	DELIVERY
	10:18 A.M.	CERRITOS, CA, US	RECEIVER NOT IN, 3RD DELIV ATTEMPT
Dec 23, 2003	10:20 A.M.	CERRITOS, CA, US	RECEIVER UNAVAILABLE, 2ND ATTEMPT
Dec 22, 2003	9:44 A.M.	CERRITOS, CA, US	RECEIVER NOT IN ON 1ST DEI ATTEMPT
	5:13 A.M.	CERRITOS, CA, US	OUT FOR DELIVERY
	1:19 A.M.	CERRITOS, CA, US	ARRIVAL SCAN
	12:24 A.M.	ONTARIO, CA, US	DEPARTURE SCAN
Dec 21, 2003	3:11 P.M.	ONTARIO, CA, US	ARRIVAL SCAN
Dec 20, 2003	6:03 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
Dec 19, 2003	10:33 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	10:02 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	8:30 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:14 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 29, 2003 9:33 A.M. Eastern Time (USA)

ıck shipments tendered by or for you to
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☐ FEDEX ☐ OTHER UPS ON DATE

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FROM (NAME/DEPARTMENT) EXT. ROOM NO.

ADDRESSED TO

Ms. Kay Janet Bandell
11065 East Imperial Highway
Apartment 17
Norwalk, CA 90650-2223

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MAIL RECEIPT 130-209A

12/29/03



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Tracking Number	Status	Delivery Information	
1. 1Z 751 05X 01 4380 414 7 Detail	**Exception [Rescheduled]**	Resched. Delivery:	Dec 24, 2003
		Shipped to:	NORWALK, CA, US
		Service Type:	NEXT DAY AIR

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Status: Exception [Rescheduled]
Rescheduled Delivery: Dec 24, 2003
Shipped to: NORWALK, CA, US
Shipped or Billed on: Dec 19, 2003

Tracking Number: 1Z 751 05X 01 4380 414 7
Service Type: NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 23, 2003	10:20 A.M.	CERRITOS, CA, US	RECEIVER UNAVAILABLE, 2ND ATTEMPT
Dec 22, 2003	9:44 A.M.	CERRITOS, CA, US	RECEIVER NOT IN ON 1ST DEI ATTEMPT
	5:13 A.M.	CERRITOS, CA, US	OUT FOR DELIVERY
	1:19 A.M.	CERRITOS, CA, US	ARRIVAL SCAN
	12:24 A.M.	ONTARIO, CA, US	DEPARTURE SCAN
Dec 21, 2003	3:11 P.M.	ONTARIO, CA, US	ARRIVAL SCAN
Dec 20, 2003	6:03 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
Dec 19, 2003	10:33 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	10:02 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	8:30 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:14 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 23, 2003 3:42 P.M. Eastern Time (USA)

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Merrill Lynch

145 S. State College Blvd., Suite 300
Brea, CA 92821

TO: Exxon Mobil Corporation

FROM: Merrill Lynch & Company, Incorporated

RE: Please See Below

Date: December 18, 2003

This is to certify that our client, Kay J. Bandell, has for more than one year maintained common stock of Exxon Mobil Corporation in her account with Merrill Lynch, value that exceeded two thousand dollars. Merrill Lynch and Company Inc. is officially the record holder of these Exxon Mobil Corporation shares on behalf of Miss Kay J. Bandell.

We are providing the above information as you requested. The information is provided as a service to you and is obtained from data we believe to be accurate. However, Merrill Lynch considers our monthly statements to be the official documentation of all transactions.

Please feel free to contact me with relevant questions at 714-257-4416. Thank you.

Joseph Yu
Vice President
Senior Financial Advisor

Copy: K. Bandell



Our Company

News Releases & Media Statements

ExxonMobil Starts Production at Southern Expansion Project Offshore Guinea

IRVING, Texas (July 30, 2003) -- Exxon Mobil Corporation announced today that its subsidiary, Mobil Equatorial Guinea, Inc. (MEGI), has started production from the Southern Expansion Area (SEA) of the Zafiro field, offshore Equatorial Guinea.

The SEA project, utilizing a Floating Production, Storage and Offloading (FPSO) vessel and subsea well infrastructure, is expected to recover more than 150 million barrels of oil. Production through the FPSO is expected to add about 110,000 barrels of oil per day to current Zafiro production, increasing the total field capacity to 300,000 barrels of oil a day.

"The Zafiro expansion project is the second deployment of ExxonMobil's Early Production System (EPS) offshore West Africa and another example of our leadership in project management and execution. By utilizing an EPS we were able to bring the project on-stream in just 19 months," said Morris Foster, president, ExxonMobil Development Company.

ExxonMobil's continued investment in hydrocarbon development and in the community provides direct and indirect economic benefits and opportunities for the development and employment of nationals in construction, drilling and production operations.

The Zafiro field, located on Block B, is approximately 40 miles (65 kilometers) northwest of Malabo in water depths of 1400-2800 feet (425-850 meters). Production from the Zafiro field began in August 1996.

Participants in Block B are ExxonMobil's subsidiary, Mobil Equatorial Guinea, Inc. (operator, 71.25 percent), Devon Energy Corporation (23.75 percent), and the Government of Equatorial Guinea (5 percent).

ExxonMobil is the largest oil producer in Equatorial Guinea, operating two blocks covering approximately 1.2 million acres offshore the island of Bioko.

CAUTIONARY STATEMENT: Estimates, expectations, and business plans in this release are forward-looking statements. Actual future results, including resource recoveries, production rates, and project plans and schedules, could differ materially due to changes in market conditions affecting the oil and gas industry, political developments, technical or operating factors, and other factors discussed under the heading "Factors Affecting Future Results" included in Item 1 of ExxonMobil's most recent Form 10-K and posted on our website (www.exxonmobil.com). References to quantities of oil and gas include amounts that are not yet classified as proved reserves but that we believe will be produced in the future.

ExxonMobil News Media Desk: (713) 656-4376

ExxonMobil

ExxonMobil in Africa

Energy for growth


Mobil
Mobil
Mobil 1



Energy for growth

Africa is immensely gifted: rich in talent and human resources, wide ranging in its beauty and diversity, and abundant in natural resources. These inherent strengths are unique, and taken together they offer Africa the chance to build a better future.

Sustained economic growth is at the heart of this path and capturing the full benefit of Africa's resources is both a tremendous challenge and a major opportunity.

ExxonMobil has been present in Africa for over 100 years and strongly believes in its future. We want to continue our partnership with Africa to help supply the energy needed for future growth and development. Our commitment is reflected in our business presence, with operations in most African countries, whether in exploration and production or the sale of end products to industry and consumers.

With our oil and gas production output expected to triple in the next three years and many other projects to follow, we will continue to invest significantly in Africa.

ExxonMobil

- Has been active in Africa for more than 100 years
- Is present in most African nations
- Has a network of almost 2,000 service stations
- Employs more than 5,000 people directly, and over 50,000 indirectly
- Produces oil both on land and offshore with output of one million barrels of oil per day - output is expected to triple by 2005
- Generates US $1.5 billion in taxes on retail sales per year



Safety and health:
our primary concern

We are working constantly to drive injuries, illnesses and operational incidents to zero.

In Africa we are coming ever closer to achieving this goal, despite the problems faced by the naturally challenging environment. We are investing in solutions to these problems on different levels. For example, we contribute to basic research fighting the causes of malaria, and distribute insecticide-treated bed nets to those most vulnerable.

Everything we do is done with safety in mind. Our main tool for achieving leading levels of performance is our Operations Integrity Management System, which provides a framework and gives specific guidance for every operation in the company. But without management and employee commitment every day, we wouldn't be able to achieve our aim that "Nobody Gets Hurt."

We don't stop, however, with our own personnel. ExxonMobil expects our contractors to adhere to the same standards we set for ourselves.

Exploration and production:
deeply rooted dedication

As with any speculative venture, the quality of the investment opportunity is a function of the "risk/reward" equation. Today, ExxonMobil believes that the balance is firmly tipped in favor of Africa.

ExxonMobil is one of the largest oil producers in Africa, currently concentrating production in five nations. Today, ExxonMobil participates in production of about one million barrels per day (gross) in Nigeria, Equatorial Guinea, Angola and Cameroon. Production in Chad is expected to start in 2003. We also have made discoveries in the Republic of Congo.

We are currently participating in oil and gas development projects with an estimated total cost of US $30 billion.

Over the last five years, Africa has represented 25% of ExxonMobil resource additions worldwide, making it the single largest region of reserve additions for the company. We are also stepping up production, and by 2005 expect to increase daily production by two million barrels to just above three million (gross).

Major new production fields will come online between 2003 and 2006 including Chad (Doba block), Equatorial Guinea (Zafiro), Angola (Xikomba, Kizomba A, Kizomba B, Dalia) and Nigeria (Bonga, Erha and Yoho).



Older fields, new oil

For many years Nigeria's Ubit field production was limited to 30,000 barrels of oil per day. Then in the mid 1990s, an ExxonMobil 3-D survey unlocked the field's true potential. Production was raised to 130,000 barrels per day with estimated proven reserves almost doubling to one billion oil-equivalent barrels. ExxonMobil has also launched the East Area Additional Oil Recovery Project that will reinject gas to greatly improve oil recovery from several older fields and eliminate routine gas flaring.

Marketing and sales:
a network across the continent

ExxonMobil is one of the leading fuel and lubricants retailers in Africa. Its average 20% market share makes it one of the established players in most markets where it is present.

Today, ExxonMobil sells fuel in over 30 African nations through a network of almost 2,000 Esso- or Mobil-branded service stations. Across the continent, our full-service stations deliver about 19 million liters of fuel to over one million customers each day.

Our lubricants division is a market leader in Africa supplying hundreds of lubricants products under the two master brands, Esso and Mobil, for passenger vehicles, trucks and industries in almost every country. Mobil 1 – the world's leading synthetic motor oil - is our flagship brand, and will become the brand focus for all premium lube bay investments. ExxonMobil also has equity in 12 lubricant blending plants, and 60 distribution centers throughout Africa.



Mobil 1 with SuperSyn™ is available throughout Africa.



On the Run

On the Run is a food court at retail stations that encourages "fast service and slow eating." ExxonMobil opened several pilot restaurants in 1997 working together with Innscor of Zimbabwe. Since then, a full alliance has been created to set up and run food courts all over Africa.



Our presence in Africa:



Chad-Cameroon

The largest ExxonMobil - operated oil development project in continental Africa is being constructed in Chad and Cameroon. The US $3.5 billion project unlocking one billion barrels of oil in Chad, has raised the hope for significant economic growth in the country.

The project team consulted more than 250 international aid, health care, human rights and environmental groups in the eight years preceding development, and tens of thousands of people expressed their views in thousands of consultation meetings.

Over 35,000 Chadian and Cameroonian nationals have been employed during the development of the oil fields, and the construction of the pipeline. The project has also led to the upgrading of the rail system, construction and improvement of 400 miles of road infrastructure and the installation and repair of many new bridges.



www.exxonmobil.com/chad/chad_homepage.asp

West Africa

Main Presence	Angola, Cameroon, Chad, Equatorial Guinea, Ghana, Ivory Coast, Nigeria, Senegal
	Angola, Cameroon, Chad, Equatorial Guinea, Nigeria, Republic of Congo, São Tomé
	Angola, Cameroon, Chad, Equatorial Guinea, Nigeria
	6
Mobil	680
	Sales
	3500
Started	Nigeria, 1907

Identifying the four main regions and the main ExxonMobil activities in each of these regions.

Exploration	Esso and / or Mobil branded service stations	Lubricants and specialties sales	Aviation fuels and lubricants
Oil and gas production		Chemical sales	Marine fuels and lubricants
Lubes blending plant	LPG sales	Employees	

active in over 30 countries



North Africa

Main Presence	Egypt, Morocco, Tunisia
	Algeria, Morocco, Tunisia
	4
Esso Mobil	830
	Sales
	700
Started	Egypt, 1902



Proud to be African. *ExxonMobil has been part of Africa for over 100 years. Operations started in Egypt in 1902.*

East Africa

Main Presence	Ethiopia, Kenya, Mauritius
	1
Esso Mobil	260
	Sales
	400
Started	Ethiopia, 1962



Back to the class room. *Considerable time and effort is devoted to providing training for our staff.*

Southern Africa

Main Presence	Mozambique, South Africa, Zambia, Zimbabwe
	1
Mobil	150
	Sales
	330
Started	Malawi, 1950

Zambia: Help us Help

Mobil Oil Zambia has launched a program to distribute insecticide-treated bed nets to pregnant mothers and children under five, the group most vulnerable to malaria.

The campaign not only aims to educate the population on the causes and danger of malaria, but also to raise the understanding of how treated bed nets can prevent the spread of the disease.

The ExxonMobil Foundation has pledged to give funds, but the public will be able to help too. For every liter purchased, a percentage of the income will be donated to the cause.

help us help





Chemicals

ExxonMobil Chemical in Africa can supply a wide range of chemical products ranging from polyethylene to synthetic rubber. These products provide the raw materials for thousands of consumer items like shopping bags, greenhouse film, plastic bottles, household containers, pipes and tires.

The Chemical division has sales offices in Egypt, Kenya, Morocco and South Africa, but our products are supplied throughout Africa.

Aviation fuels and lubricants

ExxonMobil Aviation started in Tunisia in 1904 and has grown extensively since. We currently supply 6.2 million barrels of jet fuel per year, giving us an average market share of 25% at 57 airports located in 27 African countries. In aviation lubricants, ExxonMobil is a market leader with 60% market share. In addition, we supply the international fuel requirements of a large number of African airlines through our network of over 700 airports worldwide.

Our most recent success in April 2003 has been the formation of a new aviation fuels marketing company, called Exelem Aviation (Pty) Ltd, to sell jet fuel in Johannesburg, the largest airport in Africa. Exelem is a joint venture between ExxonMobil and Exel, a South African black empowered oil company.


Mobil Mobil Aviation

Marine fuels and lubricants

The Marine division of fuels and lubricants is by its very nature a global business, and it is one that ExxonMobil has been closely involved with for over 100 years. With coverage in over 60 African ports, ExxonMobil is the undisputed market leader with 40% market share. Our main customers are not only with the large shipping lines, but also with the local fishing industries.

Care on the road

Africa has some serious road accident statistics, with a fatality rate ranging from 50 to 100 times higher than in Europe.

ExxonMobil has rolled out a total road safety program that aims to reduce fatalities and accidents to zero. Our program includes defensive driving courses for all drivers and full vehicle compliance with the corporation's world standards.


Mobil

Drive safely.
Each driver (employee and contractor) of an ExxonMobil vehicle must pass the internationally renowned 'Smith Defensive Driving Course.'

Responsible business

Contributing to Africa

While Africa brings her valued resources to the table, so too does ExxonMobil strive to contribute. We want to help develop prosperous, stable communities and believe that good corporate citizenship and best business practices are among our most important exports. We also contribute through employment and training, by generating revenue for governments and by deploying our technology and capital to unlock the rich oil basins.



ExxonMobil also has a long tradition of working with the communities where we operate. We support numerous projects in partnership with local governments and aid organizations. They help provide electricity and water for villages, build schools, improve health care services and assist in combating malaria. They also provide opportunities to small businesses and build local capacity. And they support infrastructure projects such as bridge construction, power generation and fresh water projects.

Our Commitment to Responsible Business Practices

ExxonMobil is committed to running a business that is responsible as well as profitable. How we achieve results is as important as the results themselves.

We strongly believe that corporations have an important role to play in promoting respect for human rights. ExxonMobil condemns human rights abuses. We make it clear to all of our employees and contractors - as well as military forces that provide security to our operations - that human rights violations will not be tolerated. Our Standards of Business Conduct establish our approach and are consistent with the spirit and intent of the principles of the Universal Declaration of Human Rights insofar as they apply to private companies.

In all our business dealings, we seek fairness and expect the highest ethical behavior. We will advocate the rule of law and be in full compliance with the law ourselves. ExxonMobil opposes corruption in any form. We are firmly committed to honest and ethical behavior.



Lead in fuel phase-out

The World Health Organization, the World Bank and the United Nations Environment Program have made the phasing out of lead in fuel a high priority.

ExxonMobil has played a pivotal role securing the Dakar Declaration, and agreement to phase out leaded gasoline in Sub-Saharan Africa by 2005.

People:
and their potential

Wherever we operate, employment and advancement at ExxonMobil are based on a person's ability to perform. Wages are fair and competitive, and we strive to attract and retain superior performers. In Africa, we employ about 5,000 people (97% of whom are African) and another 8,900 contractors. This doesn't include the personnel at our service stations, which provide income for more than 40,000 families.

The level of education of many of our employees is impressive. But regardless of the high level of training they start out with, ExxonMobil's objective is to provide continued growth and development opportunities through training activities and programs.

Over the last 10 years many of our managers have been promoted from within Africa. For example, in our retail operations two thirds of our senior managers are now African, up from around half five years ago. Our goal is to further increase these numbers within the next 10 years.

REGIONAL OFFICES

Regional Headquarters for ExxonMobil Fuels Marketing, Lubricants & Specialties and Chemical in Africa:

Hermeslaan 2
1831 Machelen
Belgium
Tel.: + 32 2 722 2111
Fax: + 32 2 722 2780

Global Headquarters for ExxonMobil Exploration, Development and Production in Africa

800 Bell
Houston, Texas 77002
U.S.A.
Tel.: + 1 713 656 3636
Fax: + 1 713 656 6267

Regional Headquarters for ExxonMobil Marine Lubricants - Africa & Middle East

2, rue des Martinets
92 569 Ruell Malmalson Cedex
FRANCE
Tel.: +33 1 4710 5258
Fax: +33 1 4710 5848
www.exxonmobil.com/lubes/marine/

Regional Headquarters for ExxonMobil Aviation Lubricants - Europe, Africa & Middle East

Uraniastrasse 40
8001 Zurich
SWITZERLAND
Tel.: +41 1 214 4220
Fax: +41 1 214 4331
www.exxonmobil.com/lubes/aviation/

Regional Headquarters for ExxonMobil Aviation, Africa/Middle East Fuel Sales

ExxonMobil House (Mailpoint 27)
Ermyn Way
Leatherhead
Surrey KT22 8UX
UNITED KINGDOM
Tel.: +44 1372 22 2000
Fax: +44 1372 22 5810
www.exxonmobilaviation.com

Regional Headquarters for ExxonMobil Marine Fuels

ExxonMobil House (Mailpoint 27)
Ermyn Way
Leatherhead
Surrey KT22 8UX
UNITED KINGDOM
Tel.: +44 8705 180 380
Fax: +44 8705 180 280

COUNTRY OFFICES

Fuels Marketing and Lubricants & Specialties main offices

CAMEROON
Mobil Oil Cameroon
B.P. 4085
7 Rue Joffre
Douala
CAMEROON
Tel.: +237 343 51 00
Fax: +237 342 28 54/343 51 11

IVORY COAST
Mobil Oil Côte d'Ivoire
Route de Petit Bassam
15 BP 900 Abidjan 15
IVORY COAST
Tel.: +225 21 75 3700
Fax: +225 21 75 3800

EGYPT
ExxonMobil Egypt (S.A.E.)
1097 Cornish El-Nil Street
Garden City
Cairo
EGYPT
Tel.: +20 2 795 48 50/51/52/53/54
Fax: +20 2 795 49 84/82 21

ETHIOPIA
Mobil Oil East Africa Ltd.
Debre Zeit Road
Woreda 19, Kebele 49,
House No. 002/69
P.O. Box 1365
Addis Ababa
ETHIOPIA
Tel.: +251 1 65 11 25
Fax: +251 1 65 10 39

GHANA
Mobil Oil Ghana Ltd.
Mobil House
25 Liberia Road
P.O. Box 450
Accra
GHANA
Tel.: +233 21 664921/4
Fax: +233 21 664925/669513

KENYA
Mobil Oil Kenya
Muthaiga Road
P.O. Box 64900
Nairobi
KENYA
Tel.: +254 2 376 78 42
Fax: +254 2 252 656

MAURITIUS
Esso Mauritius Ltd.
Chaussée Tromelin
P.O. Box 396
Port Louis, Quay D
MAURITIUS
Tel.: + 230 216 4040
Fax: + 230 240 4042

MOROCCO
Mobil Oil Maroc
23 rue Allal Ben Abdallah
Casablanca 20000
MOROCCO
Tel.: +212 22 22 41 73/20 16 50

MOZAMBIQUE
Mobil Oil Mozambique
Avenida 25 de Setembro 1725
2 Andar Caixa Postal 207
Maputo
MOZAMBIQUE
Tel.: + 258 1 307 230/231/233
Fax: + 258 1 307 232/234

NIGERIA
Mobil Oil Nigeria plc
Mobil House
Lekki Expressway
Victoria Island
P.M.B. 12054
Lagos
NIGERIA
Tel.: + 234 1 262 1640/9
Fax: + 234 1 262 1733

SENEGAL
Mobil Oil Senegal
Boulevard du Centenaire de la Commune de Dakar
P.O. Box 227
Dakar
SENEGAL
Tel.: +221 859 30 00
Fax: +221 859 31 00

SOUTH AFRICA
ExxonMobil South Africa
ExxonMobil House
218 Roan Crescent
Sage Corporate Park North
Randjiesfontein Midrand
P.O. Box 76043
SOUTH AFRICA
Tel.: +27 11 237 4500
Fax: +27 11 237 4510

TUNISIA
ExxonMobil Tunisie
Immeuble Enouzha 2
Rue 8301 Cité Montplaisir
1002 Tunis Belvedere
Tunis
TUNISIA
Tel.: +216 71 951 510

ZAMBIA
Mobil Oil Zambia Ltd.
Mungwi Road
P.O. Box 30431
Lusaka
ZAMBIA
Tel.: +260 1 241 926/244 246
Fax: +260 1 244 166

ZIMBABWE
Mobil Oil Zimbabwe Ltd.
Pegasus House
52/54 Samora Machel Avenue
P.O. Box 791
Harare
ZIMBABWE
Tel.: +263 4 791 641/8
Fax: +263 4 790 866

Exploration and Production

ANGOLA
Esso Exploration Angola
Rua Rainha Ginga 128
Luanda
ANGOLA
Tel.: + 244 2 333 058
Fax: + 244 2 391 583

CAMEROON
Cameroon Oil Transportation Company
179 Rue de La Motte Piquet-Bonanjo
P.O. Box 3738
Douala
CAMEROON
Tel.: + 44 207 074 1439
Fax : + 44 207 074 1411

CHAD
Esso Exploration & Production Chad
B.P. 694
Rue de Bordeaux
N'Djamena
CHAD
Tel.: + 44 207 074 1439
Fax : + 44 207 074 1411

EQUATORIAL GUINEA
Mobil Equatorial Guinea
Complejo Abayak 4
Carretera Aeropuerto
Malabo
EQUATORIAL GUINEA
Tel.: + 240 9 4666
Fax: + 240 9 3596

NIGERIA
Mobil Producing Nigeria
Mobil House
Lekki Expressway
Victoria Island
Lagos
NIGERIA
Tel.: + 234 1 262 1640/9
Fax: + 234 1 262 1733

Chemical Sales Offices

NORTH AFRICA:
23 rue Allal Ben Abdallah
Casablanca 20000
MOROCCO
Tel.:+212 22 20 93 96
Fax: + 212 22 20 97 20

1097 Cornish El Nil Street
Garden City, Cairo
EGYPT
Tel.: + 20 279 54 633
Fax: + 20 279 48 326

EAST AFRICA
PO Box 40719
Mobil Plaza
Muthaiga Road, Nairobi
KENYA
Tel.: + 254 2 334 931
Fax: + 254 2 339 506

SOUTH AFRICA
ExxonMobil House
218 Roan Crescent
Sage Corporate Park North
Randjiesfontein Midrand
SOUTH AFRICA
Tel.: + 27 11 237 4500
Fax: + 27 11 237 4510

ExxonMobil

Produced by Public Affairs Africa - June 2003
ExxonMobil Petroleum & Chemical, b.v.b.a.
Hermeslaan 2 - 1831 Machelen - Belgium
Tel.: + 32 2 722 4477
Fax: + 32 2 722 4479
public.affairs.eame@exxonmobil.com

Design and layout: Advertype Belgium

For more information on ExxonMobil, Esso or Mobil in your country, please contact our country offices or the regional offices or visit www.exxonmobil.com





Malaria: stopping a killer

ExxonMobil joins fight to find new drugs, prevent spread of deadly disease

by Salley Shannon



Some 90 percent of deaths caused by malaria occur in sub-Saharan Africa, where ExxonMobil is contributing to anti-malaria efforts in five countries. The inset photo shows an adult Anopheles mosquito, carrier of the deadly disease.

Malaria, a debilitating and often fatal disease, is staging an alarming comeback.

Although eradicated in many regions in the 1950s, the growing resistance of the malaria parasite to available drugs makes the disease a major public health concern in developing countries.

It infects an estimated 300 to 500 million people. The number of

deaths each year is reported to be at least 1 million.
Furthermore, some 40 percent of the world's population is at risk of catching the disease.

As ExxonMobil has pursued oil development in West Africa that will provide decades of energy for the world, it has seen firsthand the toll that malaria is taking on Africans. Indeed, 90 percent of all deaths caused by malaria occur in African countries south of the Sahara.

Babies, children and pregnant women are especially vulnerable.

"Malaria kills, on average, three children a day in this hospital," says Dr. Luis Bernadino, director of Angola's Pediatric Hospital of Luanda. "But in the rainy season, admissions of children ill with the disease double, and the death toll is much higher."

In countries where malaria is endemic, virtually every adult has it and can fall ill many times a year with flu-like symptoms.

Some researchers think the gross national product of African nations would be a third higher by now had malaria been halted 30 years ago.

Although the scourge of HIV/AIDS infection in sub-Saharan Africa has lately captured headlines, malaria takes an equal unremitting toll.



Schoolchildren in Equatorial Guinea display mosquito bed nets that were distributed with funding help from Mobil Equatorial Guinea.

Medicines lose effectiveness

Drugs can make malaria infection less likely. However, in recent years resistance to them has outpaced the development of new treatments.

"The cheapest antimalarial drug, Chloroquine, is rapidly losing its effectiveness in almost all affected countries," says Dr. Steven Phillips, ExxonMobil's international medical director. "Malaria has come surging back with a vengeance."

In Africa, rising numbers of people affected by malaria strain already hard-pressed public health services. The disease causes major losses in work time and days off from school.

"The cost of prevention can eat up as much as a quarter of a family's income," says Phillips. "Many people can't afford medicine at all, so they just suffer — over and over again."



ExxonMobil's Dr. Adel Girgis meets with residents of Kome village in Chad to explain the causes of malaria and such preventive steps as the proper use of bed nets.

Key ventures funded

Late last year, Harry Longwell, ExxonMobil director and executive vice president, made sure the company's own internal malaria-fighting program for employees was in exemplary order. He then committed the company to foster progress in global malaria prevention and control.

In April, the ExxonMobil Foundation announced a $1 million grant to the Harvard Malaria Initiative, plus $300,000 for the Medicines for Malaria Venture. Also, ExxonMobil teams are working with host governments and the local Roll Back Malaria (RBM) campaigns in Angola, Cameroon, Chad, Equatorial Guinea and Nigeria to identify where the company can make the greatest difference. ExxonMobil has a significant presence in each of these countries.

The Harvard Malaria Initiative focuses on basic scientific research. The research team, headed by Dr. Dyann Wirth, is capitalizing on a recent breakthrough: the sequencing of the malaria parasite's genome (or genetic structure).

By looking at the ways genes change, scientists may be able to get a "heads up" on resistance, she notes. "No one has ever done this before."

Nigeria sets ambitious antimalaria campaign

Nigeria's Federal Ministry of Health has taken a leadership role in fighting malaria.

Not only does it have the most ambitious, detailed malaria eradication program of any sub-Saharan African country, but it is pushing neighboring countries to be equally aggressive.

Antimalaria efforts start at the top of the government and go right down to the village clinic level. Nigeria has reduced tariffs on importing antimalaria drugs and waived taxes on insecticides.

At the village level, ExxonMobil will be supporting the efforts of the New Nigeria Foundation as it sets up health clinics in nine Niger Delta states, including four clinics in the two states where ExxonMobil affiliates operate.

"This pilot project will be carefully monitored," says Dr. Bamidele Koleowo, ExxonMobil's Occupational Health manager for Nigeria. Koleowo works with government health personnel and others to plan projects under the umbrella of Roll Back Malaria (RBM), an international coalition.

Insecticide-treated bed nets will be distributed to prevent bites, and prepackaged drugs will be made available.

Nigeria has set two goals to be achieved by 2003:

- ❑ Eighty percent of all Nigerians will understand that mosquito bites cause malaria and need to be prevented.
- ❑ Prepackaged antimalaria drugs will be available in all health facilities.

"It is hard for those who don't live in a malaria endemic region to grasp the dreadful toll of the disease," Koleowo notes. "Within Nigeria, malaria kills 20 percent of our children. A child with malaria can die within 24 to 48 hours."

In 2000 and again last year, Nigeria hosted summit meetings of African heads of state to discuss ways they could combat the many diseases of poverty that hamper nation-building. The final day of the meeting, dubbed "Malaria Day," is widely believed to have convinced many ministers of health to fight this recalcitrant disease more vigorously.

Another major focus of the Harvard initiative is the development of young African scientists.

"They receive fine training in the basic sciences in their own countries," says Wirth. "They come to us for specialty training in genomics. This sharing of knowledge will be what allows us to pass from academic hypothesis to actual tools for fighting this disease."

The Medicines for Malaria Venture is a public-private partnership established as a nonprofit Switzerland-based foundation. It funds projects that bring together researchers in academia, such as Wirth and her team, and pharmaceutical companies to discover and develop antimalaria drugs.



Dr. Luis Bernadino (right), director of the Pediatric Hospital of Luanda, Angola, receives a truck-load of bed nets and antimalaria medicine from Dean Guttormson, Esso Angola director.

Christopher Hentschel, who heads the venture, notes that while many companies do business in malaria-endemic areas, ExxonMobil is the only nonpharmaceutical firm "to show real leadership in the fight against malaria in sub-Saharan Africa."

The venture hopes to bring one new antimalaria drug to market every five years. This will be a challenge because it costs millions to develop a new medicine; yet poor nations have little money to spend on even the most necessary drugs.

RBM is a joint initiative of the UN Development Program, UNICEF, the World Bank and the World Health Organization (WHO). Its work within individual countries is led by officials of each country's health service. Now ExxonMobil personnel in each of the five target countries have joined their efforts.

Each in-country RBM group decides on ways to combat malaria and sets goals for providing access to reliable diagnosis and treatment services and insecticide-treated bed nets. Health education, however, is a universal component. Many people simply don't realize that the bite of an infected female Anopheles mosquito is the source of their malaria misery.





At the National Institute of Medical Research in Lagos, Nigeria, researchers associated with the Roll Back Malaria program prepare prepackaged doses of antimalaria drugs.

Partners in progress

"The important thing to realize about RBM in Chad is that it is not our program. We don't take over," says Dr. Adel Girgis, an ExxonMobil doctor. "Instead, we assist the Ministry of Health RBM program in the oil field development area."

Girgis says the team is looking forward to receiving 32,000 bed nets that have been ordered. Using bed nets impregnated with insecticide is a simple but effective way to reduce malaria incidence. Each net costs about $4 and can keep up to three sleepers from being bitten.

Nurses who already work for Chad's national health service will go into villages, meet with the local population, offer preventive malaria health education, and then give out bed nets, one to a house. A year later, the nurses will return to teach the owners of the bed nets how to dip them in insecticide and dry them.

"We haven't decided whether the nets will be free to villagers," Girgis adds. "If we do charge, it will be enough to make them seem valuable, but still be within the budget of most families." The amount they are thinking of charging? Sixteen cents.

In Equatorial Guinea, malaria causes some 80 percent of the deaths of children under 5. Accordingly, Mobil Equatorial Guinea has focused its RBM program on the distribution of bed nets to families with children in this age group. Many national employees have volunteered to help with the bed net distribution.

The Angolan National Malaria Control Program was formally launched earlier this year. "We're now in the early stages of seeing concrete activities," says Helena David, ExxonMobil Public Affairs representative in Luanda.

"The last rainy season was very bad here," adds David. "We had standing water everywhere, and a crisis developed at the local pediatric hospital. They were seeing 300 children with malaria a day. As part of our collaboration with the Ministry of Health, ExxonMobil donated emergency medications."



Dr. Maria Martinelli, a nun and surgeon at St. Joseph Hospital in Bebedjia, Chad, examines a sick child. Esso Chad has worked closely with the hospital, funding vaccination programs, laboratory equipment and training for the Roll Back Malaria program.

It can be conquered

Malaria can be controlled — and then eradicated. The proof exists in the United States, where malaria was endemic until the 1950s. In fact, the Centers for Disease Control began as the government agency assigned to track and treat malaria.

"It's so interesting to me that ExxonMobil, alone among corporations, is taking a leadership role in fighting this disease," observes Harvard's Dr. Wirth.

"It strikes me that the vision required to develop new antimalaria drugs and get them to market, and indeed this whole effort to end malaria's grip, requires the same sort of vision ExxonMobil must have to stay in business. If you want to have energy in 20 years, start now.

"Knowledge is important. Money is important. But first comes the vision."

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Media Statement - ExxonMobil Response to 60 Minutes Program on Eq Guinea

ExxonMobil has a substantial and profitable production base as well as significant growth potential in West Africa. In Equatorial Guinea, we hold interests in two offshore deepwater blocks covering one million gross acres. Our presence there provides jobs and financial support for many community activities, amounting to more than $4 million in recent years.

Many of the projects in which ExxonMobil's affiliate is involved are in partnership with the government and include school projects, community education programs and health initiatives.

Unfortunately *60 Minutes* chose not to share any of this information or our responses to their inquiries with their viewers. Below are our media statement and answers to *60 Minutes* direct inquiries for your information.

Media Statement Regarding *60 Minutes* Equatorial Guinea Story

The Equatorial Guinea government and its people have benefited and will continue to benefit from the successful growth in development and production at the Zafiro field. Our payments to the government include royalty oil and substantial income taxes under the terms of the Production Sharing Contract (PSC). We pay wages, benefits and salaries to our Equatorial Guinea national employees. In addition, we and our co-venturer support community and social projects beyond the requirements of our contract with the government.

Oil exploration and development is speculative and has varying degrees of risk and return.
Agreements with governments reflect the best information available to all parties regarding the perceived risk, market conditions, probability of success, and expected investment.

Mobil Equatorial Guinea Inc. (MEGI) and our co-venturer have assumed all the risk and have made all the capital investment associated with each stage of development at Zafiro. As is typical throughout the industry for such contracts, the PSC was structured to allow MEGI and its co-venturer to recoup their investment in the early years. However under the agreement, the government's share will increase substantially in the out years.

General Statement to *60 Minutes*

ExxonMobil is firmly committed to honest and ethical behavior. We pledge to be a good corporate citizen in all the places we operate worldwide. We maintain the highest ethical standards, obey all applicable laws and regulations, and respect local and national cultures.

Our ethics policy is clear-cut, straightforward and applied without exception. We require everyone associated with the company - directors, officers, employees and suppliers acting on our behalf - to observe the highest ethical standards. Our reputation for scrupulous dealing is a priceless company asset.

***60 Minutes* question**
As it is currently conceived, our report states that major U.S. oil companies,including ExxonMobil, have been depositing money into an account at the Riggs Bank controlled by President Obiang. Further, it suggests that it is not at all apparent that those funds are benefiting the

people of Equatorial Guinea. Our questions in this respect are:

a. Has ExxonMobil been depositing funds into an account at the Riggs Bank controlled by President Obiang?

b. Has ExxonMobil taken any steps to ensure that some portion of the money it is paying to the Government of Equatorial Guinea goes to the people of the country, and not only or primarily to President Obiang and the ruling clan?

ExxonMobil response
Payments by companies for tax and other legal obligations commonly are made to general treasury accounts of governments. These accounts are often in banks located in the U.S.

Companies making such payments do not know, nor would they expect to receive, private information such as signatories to those accounts from the banks.

We can confirm that ExxonMobil's affiliate in Equatorial Guinea makes payments in U.S. dollars to an account of the General Treasury of Equatorial Guinea at the Riggs Bank in Washington, D.C. for required tax and legal obligations in that country. These payments are made as required under our contracts with the government of Equatorial Guinea.

The government of Equatorial Guinea receives its royalties in kind (that is payment in barrels of crude oil) and then sells the crude oil on open markets. Questions regarding this matter should be directed to the Government of Equatorial Guinea.

***60 Minutes* question**
Has ExxonMobil made any direct contributions for social programs in Equatorial Guinea?

Please detail the amounts and nature of such expenditures, and when such expenditures were made. What proportion of the total expenditures of ExxonMobil in Equatorial Guinea do these social expenditures represent?

ExxonMobil response
ExxonMobil seeks to improve the quality of life in the communities in which it operates. In addition to the benefits that local residents receive from jobs as a result of our presence in the country, the company is involved in providing financial support for many community activities, amounting to more than $4 million in recent years. Many of the community projects in which ExxonMobil's affiliate is involved are in partnership with the Government. These activities include:

- Support for local school projects
  - Partnership with NGOs on community education programs
  - Partnership with Arcadia University in the US for distance learning programs
  - Technical training, university scholarships, and school library construction
  - English language training
- Partnership with WHO & Ministry of Health in malaria control programs
  - Support of polio and HIV/AIDS programs
  - Facilitation of medical equipment and supply donations to the Ministry of Health
  - Participate in local health clinic upgrades
- Logistical support for the Primate Protection Program
- Construction of a park in urban Los Angeles (Bioko Island)
  - Infrastructure such as bridge construction, electrical power generation, and civic planning
- Construction of utility lines to bring fresh water to several local villages

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 15, 2004

The proposal requests the ExxonMobil provide an addendum to its 2005 annual report that includes information about its operations in Equatorial Guinea.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor